UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                     (Amendment No. 5)*

                Florida Rock Industries, Inc.

                      (Name of Issuer)

                        Common Stock

               (Title of Class of Securities)


                         341140 10 1
                       (CUSIP Number)

                      December 31, 2006

   (Date of Event Which Requires Filing of this Statement)

                     Daniel B. Nunn, Jr.
                      McGuireWoods LLP
                    50 North Laura Street
                         Suite 3300
                Jacksonville, Florida  32202
                       (904) 798-2654

 (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and
                       Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [x] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                        SCHEDULE 13G


------------------------------------------------------------
CUSIP No.: 341140 10 1
------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Baker Holdings, L.P.
   FEIN:  59-2560711

------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
                                                    (b) [_]

------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
------------------------------------------------------------
                         5  SOLE VOTING POWER
                              0
NUMBER OF SHARES         -----------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY                  11,050,080
     EACH                -----------------------------------
   REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON                         0
     WITH                -----------------------------------
                         8  SHARED DISPOSITIVE POWER
                             11,050,080
------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   11,050,080
------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [   ]
------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    16.9%
------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    PN
------------------------------------------------------------

                        SCHEDULE 13G

------------------------------------------------------------
CUSIP No.: 341140 10 1
------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Baker Investment Holdings, Inc.
   FEIN:  51-0395727

------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
                                                   (b) [_]

------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
------------------------------------------------------------
                         5  SOLE VOTING POWER
                              0
NUMBER OF SHARES         -----------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY                  11,050,080
     EACH                -----------------------------------
   REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON                         0
     WITH                -----------------------------------
                         8  SHARED DISPOSITIVE POWER
                             11,050,080
------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   11,050,080
------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [   ]
------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    16.9%
------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    CO
------------------------------------------------------------

                        SCHEDULE 13G

------------------------------------------------------------
CUSIP No.: 341140 10 1
------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Edward L. Baker
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
	                                             (b) [_]
------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
------------------------------------------------------------
                         5  SOLE VOTING POWER
                              1,402,689
NUMBER OF SHARES         -----------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY                  11,430,912
     EACH                -----------------------------------
   REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON                        1,240,618
     WITH                -----------------------------------
                         8  SHARED DISPOSITIVE POWER
                             11,430,912
------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   4,818,052
------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ X ]
------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    7.4%
------------------------------------------------------------

12  TYPE OF REPORTING PERSON
    IN
------------------------------------------------------------

                        SCHEDULE 13G

------------------------------------------------------------
CUSIP No.: 341140 10 1
------------------------------------------------------------
1  NAME OF REPORTING PERSON
   John D. Baker II
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                                                     (b) [_]
------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
------------------------------------------------------------
                         5  SOLE VOTING POWER
                             3,227,159
NUMBER OF SHARES         -----------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY                  11,613,162
     EACH                -----------------------------------
   REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON                        3,185,213
     WITH                -----------------------------------
                         8  SHARED DISPOSITIVE POWER
                             11,613,162
------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   7,037,463
------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [X]

------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    10.8%
------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN



Item 1.

     (a)  The name of the Issuer is Florida Rock Industries,
Inc.

     (b) The Issuer's principal executive offices are located at 155 East 21st Street, Jacksonville, Florida
32206.

Item 2.

     (a) This Amendment No. 5 to Schedule 13G is filed on behalf of Baker Holdings, L.P., a Delaware limited partnership (the "Partnership"), Baker Investment Holdings, Inc., a Delaware corporation and the general partner of the Partnership (the "General Partner"), and Edward L. Baker and John D. Baker II, individually (collectively, the "Reporting Persons").

     (b) The principal executive offices of the Partnership and the General Partner are located at 155 East 21st Street,
Jacksonville, Florida  32206.

          The principal business address for the two individual Reporting Persons, Edward L. Baker and John D.
Baker II, is 155 East 21st Street, Jacksonville, Florida
32206.

     (c) The Partnership was originally organized as a Florida limited partnership but was converted into a Delaware limited partnership on December 23, 1999. The General Partner was organized in December 1999 as a Delaware corporation to serve as the new general partner of the Partnership. The individual Reporting Persons are brothers and are citizens of the United States.

     (d) This Amendment No. 5 to Schedule 13G relates to the common stock of the Issuer, par value $.10 per share.

     (e)  The CUSIP number of the common stock is 341140 10
1.

Item 3.

     Not applicable

Item 4.

     (a)  Amount beneficially owned:

          1)   Baker Holdings, L.P.:                11,050,080

          2)   Baker Investment Holdings, Inc.:     11,050,080

          3)   Edward L. Baker:                      4,818,052

          4)   John D. Baker II:                     7,037,463

          Total:                                    15,538,875 shares

     (b)  Percent of class:

          1)   Baker Holdings, L.P.:                   16.9%

          2)   Baker Investment Holdings, Inc.:        16.9%

          3)   Edward L. Baker:                         7.4%

          4)   John D. Baker II:                       10.8%

          Total:                                       23.8%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:

               1)   Baker Holdings, L.P.:              0

               2)   Baker Investment Holdings, Inc.:   0

               3)   Edward L. Baker:                   1,402,689

               4)   John D. Baker II:                  3,227,159

               Total:                                  4,629,848

          (ii) Shared power to vote or to direct the vote:

               1)   Baker Holdings, L.P.:             11,050,080

               2)   Baker Investment Holdings, Inc.:  11,050,080

               3)   Edward L. Baker:                  11,430,912

               4)   John D. Baker II:                 11,613,162

               Total:                                 11,613,162

          (iii)     Sole power to dispose or to direct the
disposition of:

               1)   Baker Holdings, L.P.:              0

               2)   Baker Investment Holdings, Inc.:   0

               3)   Edward L. Baker:                   1,240,618

               4)   John D. Baker II:                  3,185,213

               Total:                                  4,425,831

          (iv) Shared power to dispose or to direct the disposition of:

               1)   Baker Holdings, L.P.:             11,050,080

               2)   Baker Investment Holdings, Inc.:  11,050,080

               3)   Edward L. Baker:                  11,430,912

               4)   John D. Baker II:                 11,613,162

               Total:                                 11,613,162

     In addition to the beneficial holdings set forth above, the Partnership and its partners may be deemed to constitute a "group" under Section 13(d)(3) of the Exchange Act for the purpose of acquiring, holding and disposing of the Issuer's securities. Pursuant to Rule 13d-5(b)(i), the shares beneficially owned by each partner may therefore be deemed to be beneficially owned by the Partnership and by virtue of their status as partners of the Partnership, to be beneficially owned by each individual Reporting Person. However, pursuant to Rule 13d-4, the Partnership disclaims beneficial ownership of the shares individually owned by its partners, and the General Partner and Messrs. Edward L. Baker and John D. Baker II each disclaim beneficial ownership of the shares owned by the other individual Reporting Persons.

The Partnership

     11,050,080 shares (approximately 16.9% of the Issuer's total number of shares outstanding) are directly owned by the Partnership. The General Partner and the Partnership have shared voting and dispositive power with respect to such shares.

375,000 shares are owned by the Cynthia L.
Baker Trust U/A/D April 30, 1965, of which Edward L. Baker and John D. Baker II are income beneficiaries and trustees. Edward L. Baker and John D. Baker II are directors and shareholders of the General Partner and income beneficiaries and trustees of the Cynthia L. Baker Trust and, accordingly, may be deemed to be the beneficial owners of (and to have shared voting and dispositive powers with respect to) such shares.

Edward L. Baker - Voting and Dispositive Power

     Edward L. Baker has sole voting and dispositive power with respect to 394,941 shares held by various trusts for the benefit of the children of John D. Baker II, 50,934 shares held directly, 8,357 shares held in his Employee
Stock Purchase Plan account, and 326,354 shares held in his Living Trust. Mr. Baker has sole voting but no dispositive power with respect to 162,071 shares held in his Profit
Sharing Plan account.

     Mr. Baker has shared voting and dispositive power with respect to 11,050,080 shares held by the Partnership, 375,000 shares held by the Cynthia L. Baker Trust and 5,832 held in a fiduciary account by STABANCO, as nominee of SunTrust Bank.

Edward L. Baker - Beneficial Ownership

     Edward L. Baker's beneficial ownership total includes 3,683,360 of the shares owned by the Partnership, 125,000 of the shares owned by the Cynthia L. Baker Trust, and 1,944 of the shares held by STABANCO, in each case in which he has a pecuniary interest. Mr. Baker disclaims beneficial ownership of the balance of the shares owned by the Partnership, the Cynthia L. Baker Trust, or in the STABANCO account.

     Mr. Baker's beneficial ownership total includes 460,032 shares under options that are exercisable within 60 days of December 31, 2006, 326,354 shares held in his Living Trust, 8,357 shares held in his Employee Stock Purchase Plan account, 50,934 shares held directly, and 162,071 shares held in his Profit Sharing Plan account.

     Mr. Baker's reported beneficial ownership totals exclude 394,941 shares held as Trustee for the benefit of the children of John D. Baker II and 13,603 shares owned by his wife. Mr. Baker disclaims beneficial ownership of these shares.

John D. Baker II - Voting and Dispositive Power

     John D. Baker II has sole voting and dispositive power over 2,725,181 shares held in his Living Trust. Mr. Baker has sole voting but no dispositive power with respect to 41,946 shares held in his Profit Sharing Plan account.

     Mr. Baker has shared voting and dispositive power with respect to 11,050,080 shares held by the Partnership, 375,000 shares held by the Cynthia L. Baker Trust and 5,832 shares held in a fiduciary account by STABANCO, as nominee of SunTrust Bank.

     In addition, Mr. Baker has shared voting and dispositive power with respect to 182,250 shares held by Regency Square II, a Florida general partnership. Trust B under the will of Martin E. Stein, deceased, is a partner in the Partnership. John D. Baker II is a co-trustee of the Trust B.

John D. Baker II - Beneficial Ownership

     John D. Baker II's beneficial ownership total includes 3,683,360 of the shares owned by the Partnership, 125,000 of the shares owned by the Cynthia L. Baker Trust, and 1,944 of the shares held by STABANCO, in each case in which he has a pecuniary interest. Mr. Baker disclaims beneficial ownership of the balance of the shares owned by the Partnership, the Cynthia L. Baker Trust, or in the STABANCO account.

     Mr. Baker's beneficial ownership total also includes
460,032 shares under options that are exercisable within 60 days of December 31, 2006, 2,725,181 shares held by his Living Trust, and 41,946 shares held in his Profit Sharing
Plan account.

     Mr. Baker's reported beneficial ownership total excludes 517,657 shares held as Trustee for the benefit of his wife and children, 135,000 shares held in a trust administered by an independent trustee for the benefit of his spouse and children, as well as the 182,250 shares owned by Regency Square II. Mr. Baker disclaims beneficial ownership of these shares.

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

     Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the
Group.

     Baker Holdings, L.P., a Delaware Limited Partnership
     Baker Investment Holdings, Inc., a Delaware corporation
     Edward L. Baker
     John D. Baker II

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.


                          SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:  February 13, 2007

                              BAKER HOLDINGS, L.P.

                              By:  Baker Investment Holdings, Inc.

                                  /s/ John D. Baker II
                              By: _____________________________
                                 John D. Baker II, President


                              BAKER INVESTMENT HOLDINGS, INC.


                                 /s/ John D. Baker II
                              By:_____________________________
                                 John D. Baker II, President


                                 /s/ Edward L. Baker
				_________________________________
                                 Edward L. Baker


				/s/ John D. Baker II
				_________________________________
                                 John D. Baker II